AUTHORIZATION LETTER

December 30, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.   20549

Re:  Evolving Systems, Inc. - Form 3, 4 and 5 Filings

Ladies and Gentlemen:

Please be advised that I hereby authorize Brian R. Ervine and Anita T. Moseley and each of them individually, to sign on my behalf all forms required to be filed with the Securities and Exchange Commission under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the equity securities of Evolving Systems, Inc., a Delaware corporation.  Accordingly, either such individual is authorized to sign any Form 3, Form 4 or Form 5, or any amendment thereto, which I am required to file with the same effect as if I had signed them myself.

This authorization shall remain in effect until revoked in writing by me.

Sincerely,

/s/ John M. Cullen, Jr.